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 PRESS RELEASE

  Date   December 18, 2000



         VNU ENTERS INTO AGREEMENT TO ACQUIRE ACNIELSEN

         HIGHLIGHTS

         - VNU has entered into a definitive merger agreement with ACNielsen, under which VNU will acquire ACNielsen in an all cash transaction for USD 36.75 per share, representing an offer value and transaction value of USD 2.3 billion (EUR 2.6 billion).

         - Acquisition reunites ACNielsen's brand and provides 'must-have' information to consumer product companies. ACNielsen is an excellent fit with VNU's marketing and media information businesses and will be complementary to VNU's consumer goods, television, Internet and entertainment segments.

         - ACNielsen is a leader in worldwide fast moving consumer goods information, and serves the information needs of large multinational clients on six continents. ACNielsen's sales data combined with VNU's marketing data will provide one-stop worldwide marketing support.

         - ACNielsen is a leading source of television audience measurement in many countries outside the United States, similar to VNU's Nielsen Media Research business in the United States and Canada.

         - ACNielsen eRatings.com business is a leader in international Internet ratings (excluding North America), complementing VNU's majority interest in NetRatings.

         - VNU intends to fund the acquisition through an interim bank facility. In addition, VNU plans to explore the sale of its Consumer and its Educational Information Groups. Moreover, an equity issue in the order of EUR 500 million will be considered.

         - For the twelve month period ended September 30, 2000, ACNielsen had revenues of USD 1,574 million and EBITDA of USD 234 million (excluding special charges and eRatings investment spending).

         - The combined transactions, including the possible sale of the Consumer and Educational Information businesses, are expected to increase 2001 earnings per share before goodwill amortization and extraordinary items ('cash EPS') by at least 5% above stand-alone 2001 estimates. This increase excludes ACNielsen's special charges.

         - The transaction is expected to accelerate VNU's cash EPS growth rate beyond 2001.

         - ACNielsen has approximately 21,000 employees in over 100 countries.

         - VNU stand-alone: for the year 2000 cash EPS is expected to increase by at least 5%.
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         INTRODUCTION

         Haarlem, The Netherlands - VNU NV ('VNU'), announced today that it has entered into a definitive merger agreement with ACNielsen Corporation ('ACNielsen'). VNU will acquire ACNielsen in an all cash transaction for USD 36.75 per share, representing an offer value and transaction value of USD 2.3 billion (EUR 2.6 billion). The transaction, which will be accomplished by a cash tender offer, is expected to close in the first quarter of 2001. The tender offer for the common shares of ACNielsen is expected to commence on December 21, 2000, and is conditioned upon, among other things, there being tendered to VNU at least a majority of ACNielsen's shares as well as receipt of regulatory approvals and other customary conditions.

         STRATEGIC RATIONALE

         VNU has systematically built its business and marketing information operations over the past 15 years, including the acquisition of Nielsen Media Research approximately one year ago. The acquisition of ACNielsen will establish VNU as a worldwide leader in marketing and media information, and fits VNU's explicit strategy of pursuing growth through acquiring branded and recession-resistant businesses, which reflect 'must-have' information. The acquisition reunites the Nielsen brand name, and brings together businesses with a natural fit.

         ACNielsen's retail measurement data, in conjunction with VNU's existing marketing information services, should enable the combined company to take a larger role in supporting advertisers in managing their marketing and media investments and monitoring their effectiveness through timely sales reports.

         ACNielsen's international television audience measurement business complements the Nielsen Media Research business in the U.S. and Canada. ACNielsen's AdEx International and Nielsen Media Research's Monitor-Plus will enable the combined company to offer competitive advertising intelligence services on a worldwide basis.

         Moreover, via NetRatings and eRatings, VNU's stake in worldwide Internet measurement business will increase. ACNielsen's Entertainment Data Information combined with VNU's National Research Group will create a leading filmed-entertainment data and information business. ACNielsen's presence in over 100 countries will provide VNU with a global platform from which to further grow its marketing information business.

         ACNIELSEN'S BUSINESS

         ACNielsen is a global provider of market research, information and analysis to the consumer products and services industries. It provides its clients with market research, information and analysis for understanding and making critical decisions about their products and markets. ACNielsen's services are offered in over 100 countries.

         Through its Retail Measurement Services division, ACNielsen delivers data to clients on product movement and related information such as the effectiveness of coupons and in-store promotions. Introduced in 1933, ACNielsen indices have become worldwide the main 'currency' for understanding the dynamics of product sales.

         ACNielsen now provides services to multinational marketers on six continents. ACNielsen has leveraged technologies to improve the collection and analysis from retailers and consumers. ACNielsen's retail measurement products include scanning and retail audit services, account level reports, decision support, and merchandising and category management services.

         ACNielsen provides customized research services to help manufacturers, retailers and financial institutions understand the position of current, new and proposed products and services in the marketplace. With customized research capabilities in more than half of the countries in which ACNielsen operates, it is able to offer well-positioned insight to its clients.

         Through its Media and Entertainment Services division, ACNielsen provides television audience measurement outside the United States and Canada. ACNielsen also owns 80% of ACNielsen

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         eRatings.com, a leading provider of Internet measurement services outside North America and 6% of NetRatings. ACNielsen also operates Entertainment Data, Inc., a leading provider of box office information for the motion picture industry.

         ACNielsen has approximately 21,000 employees and for the twelve months ended September 30, 2000 had revenues of USD 1,574 million and EBITDA of USD 234 million (excluding special charges and eRatings investment spending).

         POSSIBLE SALE OF CONSUMER AND EDUCATIONAL INFORMATION BUSINESSES

         VNU intends to explore the sale of its Consumer Information Group, active in eight countries and a leading publisher of consumer magazines in The Netherlands, Belgium, Hungary and Czech Republic. VNU expects the Consumer Information Group to have 2000 revenue and EBITDA of EUR 835 million and EUR 150 million, respectively. In addition, VNU intends to explore the sale of its Educational Information business, which is expected to have 2000 revenues and EBITDA of EUR 77 million and EUR 18 million, respectively.

         FINANCIAL IMPLICATIONS FOR VNU

         The combined transactions, including the possible sale of the Consumer and Educational Information businesses, are expected to be accretive to cash EPS by at least 5% above stand-alone 2001 estimates. This increase excludes ACNielsen's special charges. Goodwill will be capitalized and amortized over 30 years. The implied 2000 estimated EBITDA multiple being paid for ACNielsen is 9.6x (excluding special charges and eRatings investment spending). Interim financing for the transaction will be provided by Merrill Lynch & Co. An equity issue in the order of EUR 500 million will be considered. The combined company will have a strong capital structure, with expected pro forma 2001E interest coverage within VNU's stated operating goal of 4.0x - 6.0x interest coverage.

         DESCRIPTION OF THE COMBINED GROUP

         Pro Forma for the combined transactions, including the possible sale of the Consumer and Educational Information businesses, 89% of VNU's EBITDA will be from areas outside The Netherlands, and 56% of its EBITDA contribution will be from the U.S. and Canada. The breakdown of the combined groups pro forma EBITDA will be Marketing Information (52%), Business Information (24%) and Directories (24%).


         OUTLOOK 2000

         For the year 2000 VNU's stand-alone cash earnings per share (earnings per share before goodwill amortization and extraordinary items) is expected to increase by at least 5%.


         FURTHER INFORMATION

         Merrill Lynch & Co. acted as exclusive financial advisor to VNU and Evercore Partners Inc. acted as exclusive financial advisor to ACNielsen in this transaction.

         There will be a conference call at 1.15 pm (Amsterdam) for European markets and a North American conference call at 5.00 pm (Amsterdam), (11.00 am New York). Both calls will be simulcast on VNU's website, www.VNU.com. For further information on the conference calls please contact Taylor Rafferty Associates in London at +44(0)20-7936-0400 and in New York at (212)889-4350.

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  Date   December 18, 2000
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         This press release contains "forward-looking" statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). References made in the foregoing, in particular, statements made regarding the proposed business combination between VNU and ACNielsen are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals; costs related to the business combination; the risk that the VNU and ACNielsen business will not be integrated successfully; and other economic, business, competitive or regulatory factors relating to VNU's and ACNielsen's business generally. VNU and ACNielsen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.